ANTHONY L.G., PLLC

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October 21, 2021

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Worthy Property Bonds, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed August 26, 2021 File No. 024-11563

Dear Sir or Madam:

We have electronically filed herewith on behalf of Worthy Property Bonds, Inc. (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced offering statement on Form 1-A originally filed on June 23, 2021 (“Form 1-A”). Amendment No. 2 is marked with < R > tags to show changes made from Amendment No. 1 to the Form 1-A which was filed on August 26, 2021. In addition, we have included a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Sally Outlaw dated October 6, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amended Form 1-A Filed August 26, 2021

General

1.

Comment: We note your response to our prior comment 6 regarding how investors may waive the right to demand repayment for 12 months in exchange for an additional 1.00% interest rate. Revise your disclosure regarding this aspect of your offering to provide greater clarity. By way of example only:

● Explain whether an investor who initially does not elect to waive the right to demand repayment may subsequently elect to waive the right to demand repayment, and explain specifically when the investor may do so and how the investor will do so;

● Explain in greater detail what happens, with respect to an investor who has elected to waive the right to demand repayment, after the end of the expiration of the 12 month period; and

● Explain whether an investor who has previously made an election to waive the right to demand repayment, and who chooses not to renew the waiver at the end of the 12 month period, may in the future make another election to waive the right to demand repayment, and how such an investor will do so.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

October 21, 2021

Response: The Company no longer intends to permit investors to waive the right to demand repayment for 12 months in exchange for an additional 1.00% interest rate and has revised Amendment No. 2 accordingly to remove all references to same.

2.

Comment: Regarding investors’ ability to waive the right to demand repayment for 12 months in exchange for an additional 1.00% interest rate, please address the following:

● It appears that you are offering two fundamentally different instruments, one with a 5% interest rate and a right to demand repayment, and another with a 6% interest rate and no right to demand repayment. Revise your offering circular to reflect the offering of these two separate securities, or provide us a legal analysis supporting a position as to why this is not the offering of two separate securities;

● Provide us your analysis as to whether the sale of each separate security in these cases, or exchange of one of these securities for a separate security, will count as a sale towards the $75,000,000 aggregate sales limit under Rule 251(a)(2); and

● Provide us your analysis as to whether (i) an existing investor who previously had not waived the right to demand repayment, who now agrees to waive the right to demand repayment for 12 months in order to receive an additional 1.00% of interest or (ii) an investor who elected to waive the right to demand repayment 12 months ago and who at the expiration of the 12 month period no longer receives the additional 1% interest, has received a new security exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

Response: The Company no longer intends to permit investors to waive the right to demand repayment for 12 months in exchange for an additional 1.00% interest rate and has revised Amendment No. 2 accordingly to remove all references to same.

3.	Comment: Please provide a detailed analysis about whether the funds from this offering should, for the purposes of determining the offering limit under Rule 251(a)(2), be aggregated with the Regulation A offerings of your affiliates, specifically the offerings by your parent company, Worthy Financial, Inc., Worthy Peer Capital, Inc. and Worthy Community Bonds II, Inc. Address whether the securities offered by Worthy Property Bonds, Inc. present a distinct investment opportunity for investors. In addition, discuss whether Worthy Property Bonds, Inc. plans to use the funds raised solely for its own specific business, or whether Worthy Property Bonds, Inc. or any of the above entities plan to transfer some of the funds they plan to raise to any other affiliated entities, including Worthy Financial, Inc., and its subsidiaries. Also tell us whether any proceeds of this offering will be used to satisfy redemption requests made by investors in your affiliates’ Regulation A offerings.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

October 21, 2021

Response: The Company believes that the funds from this offering should not be aggregated with the Regulation A Offerings of the Company’s affiliates, including Worthy Financial, Inc., Worthy Peer Capital, Inc. and Worthy Community Bonds II, Inc., for the purposes of determining the offering limit under Rule 251(a)(2).

The Company, as well as its affiliated entities are all independent entities with distinct loan and investment portfolios. Worthy Financial, Inc. is a holding company that does not have its own loan or investment business. Each Worthy Financial, Inc., Worthy Peer Capital, Inc. and Worthy Community Bonds II, Inc., as well as the Company, have their own separate pool of assets. Further, the Company’s offering, as well as the planned Regulation A Offerings of Worthy Financial, Inc., Worthy Peer Capital, Inc. and Worthy Community Bonds II, Inc., are distinct and separate securities offerings. For example, Worthy Financial, Inc. is offering equity securities whereas the other entities are offering debt securities. Further, an investment in the Company’s offering is different than an investment in the offerings by the Company’s affiliates. Specifically, the securities offered by the Company present a distinct investment opportunity for investors because the Company has a dedicated real estate loan and investment focus, unlike the Company’s affiliated entities which do not have such a distinct focus and are focused on making loans to different types of small business and manufacturers.

Additionally, none of the funds raised in the Company’s offering will be commingled with the funds raised by the Company’s affiliated entities in their planned Regulation A Offerings, or at all. The Company plans to use the funds raised in this Offering solely for its own specific business. The only funds that are planned to be transferred to the Company’s affiliated entities include, and are limited to the following (i) a contribution of common operating expenses (such as rent and employee compensation) to Worthy Management, Inc., a wholly owned subsidiary of Worthy Financial, Inc. whose sole function is managing common expenses and (ii) a technology license fee payable by the Company to Worthy Financial, Inc., which is the owner of the Worthy Fintech Platform, in the amount of $4.00 per user registered on the Worthy Fintech Platform per year (the “License Fee”). Initially, the contribution to common expenses and the License Fee could come from up to 5% of the proceeds of the Company’s Offering, until such time as the Company can generate sufficient funds from operations to pay these expenses. Worthy Peer Capital, Inc. and Worthy Community Bonds II, Inc. will also be making similar payments for common expenses to Worthy Management, Inc. and for the License Fee to Worthy Financial, Inc., initially from up to 5% of their offering proceeds, until such time as they generate sufficient funds from operations to pay for these expenses.

Some of the funds planned to be raised by Worthy Financial, Inc. in its planned Regulation A offering are intended to be used to support the net capital in its operating subsidiaries, and to invest in technology and marketing. The operating subsidiaries intended to receive net capital support from Worthy Financial, Inc. include Worthy Peer Capital, Inc., Worthy Peer Capital II, Inc. and  potentially Worthy Community Bonds, Inc.

Further, none of the proceeds in the Company’s offering will be used to satisfy the redemption requests made by investors in any Regulation A offerings by any of the Company’s affiliates. Accordingly, in light of the foregoing discussion, the Company believes that the funds from its offering should not be aggregated with the Regulation A Offerings of the Company’s affiliates for the purposes of determining the offering limit under Rule 251(a)(2).

Risk Factors, page 9

4.	Comment: Given the several and distinct risks related to the possibility that you could be deemed an unregistered investment company, add a separate section within the Risk Factors section (i.e. as you have done with “Risks Related to Our Industry,” “Risks Related to Our Company,” etc.) that includes each of the risks related to the possibility that you could be deemed an investment company. Include a cross reference to this section on the cover page of your offering circular.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

October 21, 2021

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 2 to (i) add a separate section within the Risk Factors section titled “Risks Related to Being Deemed an Investment Company under the Investment Company Act” on page 15 that includes each of the risks related to the possibility that the Company could be deemed an investment company and (ii) include a cross reference to this section on the cover page of the offering circular.

5.	Comment: Add a separate risk factor to address the risk to investors if you are deemed to be an investment company and are therefore ineligible to rely on Regulation A to sell securities. In this regard we note your disclosure on page 18 that you “would no longer be eligible to offer [y]our securities under Regulation A of the Securities Act if [you] were required to register as an investment company.”

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 2 to add a separate risk factor to address the risk to investors if the Company is deemed to be an investment company and is therefore ineligible to rely on Regulation A to sell securities.

6.	Comment: Add a separately captioned risk factor addressing the risk that if you were deemed an investment company and therefore ineligible to rely on Regulation A to offer and sell bonds to the public, it could result in a large number of investors demanding repayment in a short period of time, and the company may not have funds to satisfy those demands.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 2 to add a separately captioned risk factor addressing the risk that if the Company were deemed an investment company and therefore ineligible to rely on Regulation A to offer and sell bonds to the public, it could result in a large number of investors demanding repayment in a short period of time, and the Company may not have funds to satisfy those demands.

7.	Comment: Add a risk factor to address the risk of potential Section 5 liability if you sell securities in reliance on Regulation A and operate as an unregistered investment company due to a failure to qualify for the Section (c)(5)(C) exemption of the Investment Company Act of 1940.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 2 to add a risk factor to address the risk of potential Section 5 liability if the Company sells securities in reliance on Regulation A and operates as an unregistered investment company due to a failure to qualify for the Section (c)(5)(C) exemption of the Investment Company Act of 1940.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

October 21, 2021

If the Staff has any further comments regarding the offering statement on Form 1-A, Amendment No. 2 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Michael Henderson/U.S. Securities and Exchange Commission
Hugh West/U.S. Securities and Exchange Commission
Tonya K. Aldave/U.S. Securities and Exchange Commission
John Dana Brown/U.S. Securities and Exchange Commission
Sally Outlaw/Worthy Property Bonds, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832